# SEC Schedule 13D (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AtlasClear Holdings, Inc., CIK 0001963088
CUSIP: 128745106
Title of class of securities: common
Address of issuer's principal executive offices: 4030 HENDERSON BLVD., SUITE 712, TAMPA, Florida (FL), 33629
Date of event which requires filing of this statement: 10/11/2024
Filed by CIK 0001419502
Persons authorized to receive notices and communications: Robert McBey, 16479 Dallas Parkway, Addison, Texas (TX), 75001, 9723389020

## Reporting persons
- McBey Robert G (CIK 0001419502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 977,454; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 977,454 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: common
Name of issuer: AtlasClear Holdings, Inc.
Address of issuer's principal executive offices: 4030 HENDERSON BLVD., SUITE 712, TAMPA, Florida (FL), 33629

## Item 2. Identity and Background
Name of person filing: Robert McBey
Residence or business address:
16479 N. Dallas Parkway
Addison, Tx, 75001
Present principal occupation or employment:
Chief Executive Officer

16479 N. Dallas Parkway
Addison, Tx, 75001
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: American

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: original share swap and interest payment in kind from note issued from AtlasClear Holdings

## Item 4. Purpose of Transaction
Purpose of transaction: None

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 977,454 or .04199%
Number of shares as to which each person has sole or shared power to vote or dispose: 977454
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: approx. August 10, 2024

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: AtlasClear Holdings issued notes totaling $633,000 to the filer paying interest in company stock quarterly

## Signatures
- McBey Robert G: Robert McBey, CEO (10/11/2024)